IRVINE VENTURE LAW FIRM, LLP
ATTORNEYS AT LAW
5 HUTTON CENTRE DRIVE
SUITE 1400
SANTA ANA, CALIFORNIA 92707
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

January 23, 2009

Duc Dang, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:         Hartman Short Term Income Properties XX, Inc.
File No. 333-154750

Dear Mr. Dang:

As we discussed, we are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated December 2, 2008.  The numbers correspond to your numbered comments.  The page numbers correspond to the page numbers in the cumulative marked track changes version of the registration statement that we provided you electronically in Word.

1. The registrant has not yet prepared promotional materials and sales literature to distribute to broker-dealers.  The registrant will provide such materials prior to requesting effectiveness.

2. Thank you for bringing the no action letters issued to Wells Real Estate Investment Trust II Inc and Hines Real Estate Investment Trust Inc. among others.  We have tried to conform the terms of the proposed redemption program to the terms approved in those no action letters.

3. At this time only that a Texas corporation, still in formation, all of the shares of which Allen Hartman owns will own all of the shares of registrant until the effective date.

4. We are not able to provide the audited financial statements for the registrant at this time.  We do expect to provide them in a subsequent pre-effective filing.  The registrant’s accounting policy for organization expenses and offering costs is described on page 10.

5. We have checked the box on the cover sheet indicating that we are a smaller reporting company.

6. We have deleted the indicated items to reduce the cover page disclosure.

Duc Dang, Esq.
Securities and Exchange Commission
January 23, 2009

7. The cross-reference to the Risk Factors section on the cover page is now in bold.

8. The reference to a liquidation or listing within three to six years, both on the cover page and throughout the prospectus, has been deleted.  Elsewhere in the prospectus we have provided an explanation of the registrant’s intention to commence its listing or liquidation five to ten years after the effectiveness.

9. We have revised the fee table on the cover page to conform to actual fees as disclosed in Plan of Distribution.  We confirm that the registrant will identify the dealer manager prior to requesting acceleration of the effective date.

10. At your suggestion, we have reduced the summary disclosure.  We have also substantially reduced the question/answer section to the extent we found it duplicative.

11. The registrant’s sponsor, in response to your comment, will be the to-be-formed corporation Texas corporation that will hold all of the registrant’s shares until shares are sold pursuant to this registration statement.  The new Texas corporation will be wholly owned directly or indirectly by Allen Hartman.

12. In response to this comment, the registrant has revised the disclosure regarding the term of the offering to: “The offering of our shares will continue until we sell shares equal to our maximum offering of $250,000,000 or until our board of directors determines to terminate the offering.”

13. As you can see on pages 17 and 22, we have reworded the listing or liquidation policy and made it uniform throughout the prospectus.

14. We have changed the burden so that the listing or liquidation is required unless the shareholders approve an alternate strategy.  “We intend to begin the process of liquidating our assets or listing our shares within ten years of the termination of this primary offering, unless we obtain the approval of a majority of our shareholders to defer the liquidation or to approve an alternate strategy.”

15. The other Hartman programs to which Allen Hartman and his affiliates owe a fiduciary duty are identified on page 20.

16. The requested disclosure on conflicts and fees payable to affiliates of the sponsor on transactions other Hartman sponsored entities appears on pages 33 to 34.

17.   The chart as revised will be inserted in the prospectus on the next pre-effective amendment.  As there are now only two other Hartman sponsored entities, consideration is being given to dispensing with the chart.

Duc Dang, Esq.
Securities and Exchange Commission
January 23, 2009

18. We have corrected the table on page 10 of the prospectus.

19. The reference to bridge and mezzanine loans has been deleted as confusion.  Any short or mid-term loans that the registrant makes would in all cases be secured by a mortgage or deed of trust and would therefore be included in the general discussion of mortgage loans.  See the discussion on the bottom of page 22 and top of page 23.

20. The question/answer that you questioned has been deleted and the terms of the registrant’s program have been discussed in greater detail on page 22.

21. The registrant’s policy of obtaining appraisals of its properties as a matter of course has been deleted.  Instead, the registrant will determine the value of its properties based on the good faith estimates of the board of directors.  See page 26.

22. We have removed the identified language from page 28 as you noted.

23. The conflicts risks as revised are on pages 33 and 34.

24. We have added specific disclosure of the board’s authority to cause the registrant to cease to be a REIT on page 39.

25. The duplicate disclosure was stricken from page 32.

26. The second disclosure relating to adverse economic conditions on page 43 was deleted as you suggested.

27. We have clarified the discussion on page 46 to allow for capital reserves if determined prudent by the registrant’s board.

28. The requested disclosure was added to the discussion of mortgage indebtedness on page 52.

29. The reference to the maximum offering amount of $23,750,000 through the dividend reinvestment plan is correct.  We have clarified footnote 2 on page 59 accordingly.

30. We have clarified that the percentage available for investment after fees is 89% on page 58.

31. We have revised the table to reflect a 2.5% acquisition fee.  The dollar figures are corrected as well.

Duc Dang, Esq.
Securities and Exchange Commission
January 23, 2009

32. We have reserved action on this comment until the persons whom the registrant has requested to act as independent directors have accepted and have indicated the type of measures that they would take as directors or through the compensation committee.

33. The discussion of Mr. Hartman’s business activities since 2006 and the biographies of Mr. Fox and Mr. Stokes do not conform to your requested disclosure at this time.  Each of those biographies will be expanded to conform to your requested disclosure in the next pre-effective amendment.

34. The disclosure in Louis Fox’s biography on page 64 regarding when he started now refers to Hartman Management.  While Hartman Management is an affiliate of our advisor, it is not our advisor.

35. The revised disclosure in James Stokes’ biography on page 64 now clarifies that he provides legal services for all of the affiliated Hartman advisory entities.

36. The requested disclosure generally disclosing the requirements to provide services for the other Hartman sponsored entities has been added to page 65.

37. We have changed the disclosure under the heading Executive Officer Compensation on page 65 to show that only benefits and incentives will be issued to the officers of the registrant.  The officers of the registrant will also be employees of the advisor and will receive cash compensation from the advisor.

38. The registrant will not enter into employment agreements with its officers. The disclosure on page 65 now cross-references to Option Grants.  We will provide a chart showing the option grants and their terms in a subsequent pre-effective amendment.

39. Hartman Holdings, LLC, a Texas limited liability company owned principally by Allen Hartman, will be the registrant’s advisor.  The advisory agreement is described on pages 68 to 70. The material terms of the advisory agreement are shown in that section and in the compensation chart on pages 13 to 18.

40. HIR Management will be the registrant’s property manager.  A more detailed description of the criteria for the various levels of management fee, which will vary by type of property, will be provided in a subsequent pre-effective amendment.

41. The Management Compensation chart on pages 73 to 77 discloses the percentages of the applicable fees at liquidation.  The actual amounts of such fees are not currently susceptible of estimation.

Duc Dang, Esq.
Securities and Exchange Commission
January 23, 2009

42. The amounts of the acquisition fees have been updated on page 74.

43. The requested explanation of operating expenses has been added to the chart on page 77.

44. We have revised the Receipt of Fees and Other Compensation by our Advisor and Its Affiliates section on pages 82 and 83 to conform to your comment.

45. Please see the second bullet point on page 82 in response to this request.

46. The fourth bullet point on page 82 is intended to respond to this comment.

47. We have added a discussion on page 85 to describe under which circumstances the registrant may purchase properties from an affiliate of Hartman.

48. The disclosure of the registrant’s borrowing policy now states that on one or more properties the amount of leverage could exceed 50% but the aggregate 50% target is unchanged.  We trust that the revised disclosure on pages 94 and 95 are sufficient to respond to this comment.

49. The second paragraph of the Liquidity and Capital Resources section on page 102 already discloses the possible sources of any distributions prior to the complete commencement of operations.

50. The requested prior performance summary is included on pages 105 and 106.  Prior performance tables will be included in a subsequent pre-effective amendment to the registration statement.

51. The Federal Income Tax Considerations section on page 106 now clearly states that it addresses the material federal income tax considerations for a typical investor.

52. A paragraph has been added to page 107 stating that an opinion of counsel on the status of the registrant as a REIT has been obtained.  That paragraph also describes the terms of that opinion.

53. The requirement for the registrant to obtain appraisals to determine the value of stock for the redemption program has been deleted.  The redemption price will follow a formula which may not necessarily provide the redeemed shareholder with a fair market value price for his redeemed shares.  See pages 126 through 129.

54. A draft of the legal and tax opinion is filed with this amendment.

Duc Dang, Esq.
Securities and Exchange Commission
January 23, 2009

55. As of this filing the registrant has not sold any unregistered securities within the meaning of item 701 of Regulation S-K.  The registrant intends to issue convertible shares to the advisor as of the date of effectiveness and disclosure of that transaction will be added to Part II in a subsequent pre-effective amendment of the registration statement.

56. The registrant has added the requested undertakings.

Very truly yours,

IRVINE VENTURE LAW FIRM, LLP

/s/ Michael E. Shaff
Michael E. Shaff